UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2022

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2022, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	September 30,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$4,061	2,884
Restricted Cash	114	114
Marketable debt securities	15,152	31,931
Other receivable	1,151	1,125
Total current assets	20,478	36,054

Right of use assets	269	406
Property and equipment, net	122	145
Total non-current assets	391	551

Total assets	$20,869	$36,605

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$4,749	$4,871
Other accounts payables	282	1,008
Total current liabilities	5,031	5,879

Non-current liabilities
Operating lease liabilities, net of current portion	$89	$229
Total non-current liabilities	89	229

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 25,203,396 shares as of September 30, 2022 and 25,088,414 as of December 31, 2021	70	70
Additional paid-in capital	199,956	198,772
Accumulated other comprehensive loss	(876)	(171)
Accumulated deficit	(183,401)	(168,174)
Total stockholders’ equity	15,749	30,497

Total liabilities and stockholders’ equity	$20,869	$36,605

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Research and development expenses	4,241	6,541	11,617	20,957

General and administrative expenses	1,139	1,304	3,585	4,432

Total operating expenses	5,380	7,845	15,202	25,389

Financial expense (income), net	(30)	(131)	25	(374)

Net loss	$5,350	$7,714	$15,227	$25,015

Basic and diluted net loss per share	$0.21	$0.31	$0.61	$1.02

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	25,189,478	25,083,914	25,122,226	24,432,220

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Net loss	$5,350	$7,714	$15,227	$25,015

Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	(106)	183	705	347

Comprehensive loss	$5,244	$7,897	$15,932	$25,362

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

					Accumulated
				Additional	other
	Ordinary shares			paid-in	Comprehensive	Accumulated
	Shares	Amount		capital	loss	Deficit	Total
Balance - December 31, 2020	21,325,975	$58		$179,530	$272	$(135,707)	$44,153
Stock based compensation	-	-		943	-	-	943
Share issuance	3,739,203	12		17,356	-	-	17,368
Exercise of options	18,736	(*	)	-	-	-	(* )
Unrealized loss from marketable debt securities	-	-		-	(164)	-	(164)
Net loss						(17,301)	(17,301)
Balance - June 30, 2021	25,083,914	$70		$197,829	$108	$(153,008)	$44,999
Stock-based compensation	-	-		574	-	-	574
Unrealized loss from marketable debt securities	-	-		-	(183)	-	(183)
Net loss	-	-		-	-	(7,714)	(7,714)
Balance - September 30, 2021	25,083,914	$70		$198,403	$(75)	$(160,722)	$37,676

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2021	25,088,414	$70	$198,772	$(171)	$(168,174)	$30,497
Stock based compensation	-	-	903	-	-	903
Unrealized loss from marketable debt securities	-	-	-	(811)	-	(811)
Net loss					(9,877)	(9,877)
Balance - June 30, 2022	25,088,414	$70	$199,675	$(982)	$(178,051)	$20,712
Stock-based compensation	-	-	211	-	-	211
Share issuance	114,982		70			70
Unrealized gain from marketable debt securities	-	-	-	106	-	106
Net loss	-	-	-	-	(5,350)	(5,350)
Balance - September 30, 2022	25,203,396	$70	$199,956	$(876)	$(183,401)	$15,749

(*)	Represents amount less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Nine months ended
	September 30,
	2022	2021
Cash flow from operating activities

Net loss	$(15,227)	$(25,015)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	26	32
Stock-based compensation expense	1,114	1,517
Amortization of premium on marketable debt securities	57	115
Interest income from short-term deposits	-	7
Gain from realization of marketable debt securities	430	(32)
Finance expenses	(242)	-

Changes in operating assets and liabilities:
Increase in other accounts receivable	(26)	(862)
Decrease in trade payables	(122)	(1,813)
Increase (decrease) in other accounts payable	(487)	149
Net cash used in operating activities	(14,477)	(25,902)

Cash flow from investing activities
Purchase of property and equipment	(3)	(10)
Consideration from available for sale securities	15,842	(12,069)
Sale of short term deposits, net	-	3,800
Investment in available for sale securities	(255)	13,356
Net cash provided by investing activities	15,584	5,077

Cash flow from financing activities

Issuance of Ordinary shares upon ATM (*)	70	8,147
Issuance of Ordinary shares, net of issuance cost	-	9,221
Net cash provided in financing activities	70	17,368

Increase (decrease) in cash and cash equivalents and restricted cash	1,177	(3,457)
Cash and cash equivalents and restricted cash at the beginning of the period	2,998	7,060
Cash and cash equivalents and restricted cash at the end of the period	$4,175	$3,603
Supplemental disclosure of cash flow information:

Cash received from interest	$210	$474
Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$-	$497

(*)	See notes 3.2

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 – Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated in February 2019.

The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.

The Company is a clinical-stage biopharmaceutical company primarily focused on the development of Aramchol and Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development. Historically, the Company has focused almost exclusively on developing its product candidate, Aramchol for the treatment of liver diseases. In May 2022, the Company announced its plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, the Company initiated a cost reduction plan and is continuing to evaluate its strategic options alternatives and its structuring to best optimize its resources to enhance shareholder value and achieve its goals. As a result of the cost reduction plan, the Company discontinued any non-essential research and development activities and reduced its headcount by approximately 60% leaving a core team of management and research and development personnel. The Company expects to continue reducing head count in order to further reduce costs. Following the discontinuation of the open label part of the ARMOR Study, the Company does not currently expect to initiate the second part of the ARMOR Study. The Company is currently exploring the feasibility of developing Aramchol for other indications outside of liver disease and anti-fibrotic indications and the Company continues to collaborate with the Hebrew University in the development of Amilo-5MER, however the Company has no current plans to initiate a clinical trial for Aramchol or Amilo-5MER.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of September 30, 2022, the Company had cash and cash equivalents of $4.1 million, restricted cash of $0.1 million, and marketable debt securities of $15.1 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the nine months period ended September 30, 2022 was approximately $15.2 million. As of September 30, 2022, the Company had an accumulated deficit of $183.4 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim consolidated financial statements have been prepared as of September 30, 2022 and for the three and nine months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2021 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 2, 2022 (the “Annual Report”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s interim most recent annual financial statements in connection with its Annual Report on Form 20-F.

In May 2021, the FASB issued Update 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect all entities that issue freestanding written call options that are classified in equity. Specifically, the amendments affect those entities when a freestanding equity-classified written call option is modified or exchanged and remains equity classified after the modification or exchange. The amendments that relate to the recognition and measurement of EPS for certain modifications or exchanges of freestanding equity-classified written call options affect entities that present EPS in accordance with the guidance in Topic 260, Earnings Per Share. The effect of implementing this ASU is immaterial.

Note 3 – Stockholders’ Equity

1.	In February 2022, the Company granted options to purchase 40,000 ordinary shares of the Company to one of its officers. The options are exercisable at $1.61 per share, have a 10-year term and vest over a period of four years.

2.	During July 2022, the Company sold an additional 114,982 ordinary shares under its ATM program for total net proceeds of approximately $0.1 million

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. And its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our any pre-clinical or clinical trial, for our product candidates;

●	completion and receiving favorable results of any pre-clinical or clinical trial;

●	the impact of the COVID-19 pandemic on our operations;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market;

●	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and in our Report on Form 6-K filed with the SEC on August 4, 2022 and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

In May 2022, we announced our plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and are continuing to evaluate our strategic alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve its goals. As a result of the cost reduction plan, we discontinued any non-essential research and development activities and reduced our headcount by approximately 60% leaving a core team of management and research and development personnel. We expect to continue reducing head count in order to further reduce costs. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study.

We are currently exploring the feasibility of developing Aramchol for other indications outside of liver disease and anti-fibrotic indications and we continue to collaborate with the Hebrew University in the development of Amilo-5MER, however we have no current plans to initiate a clinical trial for Aramchol or Amilo-5MER and are continuing to evaluate our strategic alternatives and our structuring. We have not stated a definitive timeline for completion of the evaluation process and there can be no assurance that the evaluation process will result in our pursuing any strategic alternative, or that a strategic alternative, if any, would be completed successfully or at all. There can be no assurance that the review will result in any transaction or other strategic change or outcome. We do not intend to comment further until we determine that further disclosure is appropriate or necessary.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At September 30, 2022, we had current assets of $20.5 million, which includes cash and cash equivalents of $4.1 million, marketable debt securities of $15.2 million, other receivables of $1.1 million and restricted cash of $0.1 million. This compares with current assets of $36.1 million at December 31, 2021, which includes cash and cash equivalents of $2.9 million, marketable debt securities of $31.9 million, other receivables if $1.1 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to our current research and development activities, the inherently unpredictable nature of pre-clinical and clinical development studies, and unpredictability of our evaluation of strategic alternatives, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol and Amilo-5MER. Clinical development timelines, the probability of success and development costs can differ materially from expectations. Nevertheless, we expect to decrease our research and development expenses in the short term as a result of the discontinuation of the open label part of the ARMOR Study, implementation of our cost reduction plan, and our evaluation of strategic alternatives.

The lengthy process of completing initial trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Our general and administrative expenses may decrease further as a result of our cost reduction plan although this may be offset by increases in professional and advisory fees as we evaluate our strategic alternatives.

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three and nine months ended September 30, 2022 as compared to the three and nine months ended September 30, 2021.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	4,241	6,541	11,617	20,957
General and administrative expenses	1,139	1,304	3,585	4,432
Total operating expenses	5,380	7,845	15,202	25,389
Financial expense (income), net	(30)	(131)	25	(374)
Net loss	5,350	7,714	15,227	25,015
Other comprehensive loss (income):	(106)	183	705	347
Comprehensive loss	5,244	7,897	15,932	25,362
Basic and diluted net loss per share	$0.21	$0.31	$0.61	$1.02

Research and Development Expenses

Our research and development expenses amounted to approximately $4.2 million and approximately $11.6 million during the three and nine months ended September 30, 2022, respectively, representing a decrease of approximately $2.3 million, or 35%, and approximately $9.4 million, or 45%, respectively, compared to approximately $6.5 million and approximately $21.0 million, respectively, for the comparable period in 2021.

The decrease during the three months ended September 30, 2022 primarily resulted from a decrease in clinical trial expenses in connection with our the discontinuation of our open label part of the ARMOR Study of approximately $1.3 million. The decrease during the nine months ended September 30, 2022 primarily resulted from a decrease in clinical trial expenses of approximately $5.2 million as well a decrease in drug development expenses in of approximately $1.8 million, both in connection with the discontinuation of our open label part of the ARMOR Study.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.1 million and approximately $3.6 million during the three and nine months ended September 30, 2022, respectively, representing a decrease of approximately $0.2 million, or 15%, and approximately $0.8 million, or 18%, respectively, to approximately $1.3 million and approximately $4.4 million, respectively, for the comparable period in 2021.

The decrease in general and administrative expenses for the three months ended September 30, 2022 resulted primarily from a decrease in non-cash stock-based compensation expenses of approximately $0.3 million. The decrease in general and administrative expenses for the nine months ended September 30, 2022 resulted primarily from a decrease in salaries and benefits expenses of approximately $0.5 million.

Operating Loss

As a result of the foregoing, for the three and nine months ended September 30, 2022, our operating loss was approximately $5.4 million and approximately $15.2 million, respectively, representing a decrease of $2.4 million, or 31%, and a decrease of $10.2 million, or 40%, respectively, as compared to approximately $7.8 million and approximately $25.4 million, respectively, for the comparable period in 2021.

Financial expense (income), Net

Our financial income, net amounted to approximately $0.03 million and financial expense of approximately $0.02 million during the three and nine months ended September 30, 2022, respectively, representing a decrease of approximately $0.1 million, or 77%, and approximately $0.4 million, or 107%, respectively, compared to financial income, net of $0.1 million and $0.4 million, respectively, for the comparable period in 2021.

The decrease during the three and nine months ended September 30, 2022 primarily relates to a decrease in the interest income from short-term deposits and marketable debt securities and from loss of realization of marketable debt securities.

Net Loss

As a result of the foregoing, for the three and nine months ended September 30, 2022, our net loss was approximately $5.3 million and approximately $15.2 million, respectively, representing a decrease of $2.4 million, or 31%, and a decrease of $9.8 million, or 39%, respectively, as compared to approximately $7.7 million and approximately $25.0 million, respectively, for the comparable period in 2021.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of September 30, 2022, we had an accumulated deficit of approximately $183.4 million and positive working capital (current assets less current liabilities) of approximately $15.4 million. We expect that operating losses will continue for the foreseeable future.

As of September 30, 2022, we had cash and cash equivalents of approximately $4.1 million, restricted cash of approximately $0.1 million, and marketable debt securities of approximately $15.2 million invested in accordance with our investment policy, totaling approximately $19.3 million, as compared to approximately $2.9 million, $0.1 million and $31.9 million as of December 31, 2021, respectively, totaling approximately $34.9 million. The decrease is mainly attributable to the $14.5 million negative cash flow from operating activities during the nine months ended September 30, 2022.

We had negative cash flow from operating activities of approximately $14.5 million for the nine months ended September 30, 2022, as compared to negative cash flow from operating activities of approximately $25.9 million for the nine months ended September 30, 2021. The negative cash flow from operating activities for the nine months ended September 30, 2022 is mainly attributable to our net loss of approximately $15.2 million.

We had positive cash flow from investing activities of approximately $15.6 million for the nine months ended September 30, 2022, as compared to a positive cash flow from investing activities of approximately $5.1 million for the nine months ended September 30, 2021. The positive cash flow from investing activities for the nine months ended September 30, 2022 was primarily due to the sale of available for sale securities.

We had positive cash flow from financing activities of approximately $0.1 million for the nine months ended September 30, 2022, as compared to a positive cash flow from financing activities of approximately $17.4 million for the nine months ended September 30, 2021. The positive cash flow from financing activities for the nine months ended September 30, 2022 was due to net proceeds from selling of 114,982 shares under our ATM offering.

On March 26, 2021, we entered into a Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which we may offer and sell ordinary shares “at the market” (“ATM offering”) having an aggregate offering price of up to $50.0 million from time to time through the sales agents subject to the limits of General Instruction I.B.5 to Form F-3, also known as the baby shelf rule.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved and the evaluation of our strategic alternatives. We may obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the general downturn in global financial markets has limited our ability to access capital, which is negatively affecting our liquidity. If funds are not available, we may be required to further delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies and other research and development activities;

●	the impact of the COVID-19 pandemic on our operations;

●	the scope, prioritization and number of our research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidtate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our orindary share on The Nasdaq Capital Market; and

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 16, 2022	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer